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                          May 13, 2021

       Steven H. Benrubi
       Chief Financial Officer
       Kura Sushi USA, Inc.
       17461 Derian Avenue, Suite 200
       Irvine, California 92614

                                                        Re: Kura Sushi USA,
Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed May 7, 2021
                                                            File No. 333-255928

       Dear Mr. Benrubi:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact
Jacqueline Kaufman at 202-551-3797 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Trade & Services